FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of October 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Risk Consulting Subsidiaries to Integrate Business Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.

Date: October 5, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

October 5, 2010

Corporate Name:	NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO
Masatoshi Sato, President and Co-CEO
Securities Code:	8630, TSE, OSE

Risk Consulting Subsidiaries to Integrate Business Operations

SOMPO JAPAN INSURANCE INC. (Sompo Japan) and NIPPONKOA Insurance Co., Ltd. (Nipponkoa), NKSJ Holdings’ main subsidiaries, have decided that they will integrate the operations of Sompo Japan Risk Management, Inc. (SJRM), the risk consulting subsidiary of Sompo Japan, and the operations of N.K. Risk Consulting Company Limited (NKRC), the risk consulting subsidiary of Nipponkoa.

The integration is to be carried out by transferring NKRC’s relevant business operations to SJRM.

1.	Purpose of business integration

The business operations of the risk consulting subsidiaries will be integrated to strengthen risk consulting function in the NKSJ Group.

Business operations will be integrated to enhance consulting capabilities and capacity to develop new services for diversifying risks. Furthermore, in the risk consulting sector, the NKSJ Group will provide customers with the highest quality security and services and also offer new solution services.

2.	Outline of organizational restructuring

(1)	Date of integration

Planned to November 1, 2010

(2)	Integration method and change of company name

NKRC will transfer its relevant operations to SJRM. In addition, SJRM will be renamed to NKSJ Risk Management, Inc.

NKRC is scheduled to be reformed as a joint venture with Zurich Insurance Company Ltd, Japan Branch (Zurich Japan, directed by Markus Portmann, Representative for Japan).

3.	Overview of parties to integration (as of end-March 2010)

(1)	Corporate Name	Sompo Japan Risk Management, Inc.	N.K. Risk Consulting Co., Ltd.
(2)	Head Office	Shinjuku-ku, Tokyo	Chuo-ku, Tokyo
(3)	Title and Name of Representative*	Hidehiro Ishikawa, President	Naohisa Kuzuu, President
(4)	Lines of Business	Risk consulting business	Risk consulting business
(5)	Capital	¥30 million	¥10 million
(6)	Date of Incorporation	November 1997	June 1987
(7)	End of Fiscal Year	March	March
(8)	Number of Employees	169	59
(9)	Sales amount	¥2,436 million	¥192 million

*	As of September 30, 2010.

4.	Overview of integrated entity after organizational restructuring

(1)	Corporate Name	NKSJ Risk Management, Inc.
(2)	Head Office	Shinjuku-ku, Tokyo
(3)	Title and Name of Representative	Hidehiro Ishikawa, President
(4)	Lines of Business	Risk consulting business
(5)	Capital	¥30 million
(6)	End of Fiscal Year	March

5.	Outlook

This business transfer will not materially affect the consolidated results of NKSJ Holdings for the fiscal year ending March 31, 2011.

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risk of intensification of competition in the property and casualty insurance business

(3)	Changes to laws, regulations, and systems

(4)	Natural catastrophe risks related to insurance products

(5)	Occurrence of losses exceeding projection

(6)	Reinsurance risk

(7)	Effects of declining stock price

(8)	Effects of fluctuation in interest rate

(9)	Credit risk

(10)	Effects of fluctuation in foreign exchange rate

(11)	Liquidity risk

(12)	Life insurance business risks

(13)	Overseas business risk

(14)	Non-insurance business risk

(15)	Credit rating downgrade

(16)	Business interruption risk in case of natural disasters, etc.

(17)	Information security risk

(18)	Reputational risk

(19)	System integration risk

(20)	Risk of failure to adequately realize business integration synergies

(21)	Risks related to merger of life insurance subsidiaries

(22)	Other risks